UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

ROCKET FUEL INC.

(Name of Subject Company (Issuer))

FUEL ACQUISITION CO.

SIZMEK INC.

(Name of Filing Persons (Offerors))

VECTOR SOLOMON HOLDINGS (CAYMAN), L.P.

VECTOR CAPITAL IV, L.P.

VECTOR CAPITAL V, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

773111109

(CUSIP Number of Class of Securities)

Mark Grether

Sizmek Inc.

500 West Fifth Street, Suite 900

Austin, Texas 78701

(512) 469-5900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Golden

Joshua M. Zachariah

Kirkland & Ellis LLP

555 California Street

Suite 2700

San Francisco, CA 94104

(415) 439-1400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$125,474,916.18	$14,542.54

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 46,969,168 shares of common stock, par value $0.001 per share, at an offer price of $2.60 per share. The transaction value also includes (i) 1,168,812 shares issuable pursuant to outstanding stock option grants with an exercise price of less than $2.60 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $2.60 minus such exercise price and (y) dividing such product by the offer price of $2.60 per share, (ii) 6,759 shares of restricted stock, and (iii) restricted stock units representing the right to receive up to 1,728,167 shares of common stock, in each case, multiplied by the offer price of $2.60 per share. The calculation of the filing fee is based on information provided by Rocket Fuel Inc. as of July 14, 2017.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,542.54	Filing Party: Fuel Acquisition Co.
Form of Registration No.: Schedule TO	Date Filed: August 2, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Sizmek Inc., a Delaware corporation (“Parent”), (ii) Fuel Acquisition Co., a Delaware corporation and a wholly–owned subsidiary of Parent (“Purchaser”), (iii) Vector Solomon Holdings (Cayman), L.P., a Cayman Islands limited partnership, an affiliate of each of Parent and Purchaser (“Solomon L.P.”), (iv) Vector Capital IV, L.P., a Delaware limited partnership, an affiliate of each of Parent and Purchaser (“VC IV”), and (v) Vector Capital V, L.P., a Delaware limited partnership, an affiliate of each of Parent and Purchaser (“VC V”). The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Rocket Fuel Inc., a Delaware corporation (the “Company”), at a price of $2.60 per Share, net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 2, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in the Schedule TO.

Item 11. Additional Information.

The disclosure set forth in the Offer to Purchase under Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting the following paragraphs after the first paragraph of the subsection titled “General”:

Certain Litigation. On August 2, 2017, the Company filed the Schedule 14D-9 with the SEC in connection with the Offer. That same day, the Company received a demand letter from a purported stockholder of the Company alleging that the Schedule 14D-9 omitted material information necessary for the Company stockholders to make an informed decision regarding the Offer. The letter demands that the Company and the Board provide immediate corrective disclosures.

On August 4, 2017, two purported stockholders of the Company filed an action in the United States District Court for the Northern District of California on behalf of a putative class of the Company’s stockholders against the Company and the Board, alleging violations of federal securities laws. The case is captioned Bushansky et al. v. Rocket Fuel Inc. et al. (Case 3:17-cv-04454). The complainants allege, among other things, that the Schedule 14D-9 omits material information necessary for the Company’s stockholders to make an informed decision regarding the Offer. The complainants seek, among other things, either to enjoin the Offer or, should it be consummated, to rescind it or award rescissory damages, as well as an award of the plaintiffs’ attorneys’ fees and costs in the actions.

On August 7, 2017, two additional actions alleging violations of federal securities laws were filed by purported stockholders of the Company in the United States District Court for the Northern District of California. In the first, captioned Haines v. Rocket Fuel et al. (Case 5:17-cv-04473), an alleged stockholder of the Company filed an action on behalf of a putative class of the Company’s stockholders against the Company and the Board. In the second, captioned Scarantino v. Rocket Fuel Inc. et al. (Case 3:17-cv-04489), an alleged stockholder of the Company filed an action on behalf of a putative class of the Company’s stockholders against the Company, the Board, Sizmek, Purchaser and Vector Capital. The complainants in both the Haines and Scarantino actions allege claims similar to those in the Bushansky action, and seek similar relief.

On August 8, 2017, a purported stockholder of the Company filed an action in the United States District Court for the Northern District of California on behalf of a putative class of the Company’s stockholders against the Company and its Board of Directors, alleging violations of federal securities laws. The case is captioned Wen v. Rocket Fuel et al. (Case 3:17-cv-04509). The complainant alleges claims similar to those in the Bushansky action, and seeks similar relief.

The defendants deny any wrongdoing in connection with the merger and plan to defend vigorously against the claims set forth in these actions.

The foregoing description is qualified in its entirety by reference to the complaints which are attached as Exhibits (a)(5)(K), (a)(5)(L), (a)(5)(M) and (a)(5)(N), respectively.

Additional lawsuits may be filed against the Company, Sizmek, Purchaser or the Board in connection with the Merger.”

The disclosure set forth in the Offer to Purchase under Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting the following paragraph after the fourth paragraph of the subsection titled “United States Antitrust Compliance”:

“At 11:59 p.m. New York City time on August 10, 2017, the required waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of any waiting period under the HSR Act has been satisfied.”

The disclosure set forth in the Offer to Purchase under Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting the following paragraph after the first paragraph of the subsection titled “German Federal Cartel Office Filing”:

“On August 8, 2017, the FCO granted unconditional approval of the Offer and the other transactions contemplated by the Merger Agreement in accordance with ARC and the regulations promulgated thereunder. Accordingly, the condition to the Offer relating to the expiration or termination of any waiting period under ARC has been satisfied.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(K)	Class Action Complaint dated August 4, 2017 (Stephen Bushansky and Mendel Zaks v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04454).

(a)(5)(L)	Class Action Complaint dated August 7, 2017 (Adryan Haines v. Rocket Fuel Inc., et al., Case No. 5:17-cv-04473).

(a)(5)(M)	Class Action Complaint dated August 7, 2017 (Louis Scarantino v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04489).

(a)(5)(N)	Class Action Complaint dated August 8, 2017 (Damin Wen v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04509).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUEL ACQUISITION CO.

By	/s/ Mark Grether
Name:	Mark Grether
Title:	President and Chief Executive Officer
Date:	August 11, 2017

SIZMEK INC.

By	/s/ Mark Grether
Name:	Mark Grether
Title:	President and Chief Executive Officer
Date:	August 11, 2017

VECTOR SOLOMON HOLDINGS (CAYMAN), L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	August 11, 2017

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	August 11, 2017

VECTOR CAPITAL IV, L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	August 11, 2017

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	August 11, 2017

VECTOR CAPITAL V, L.P.

By	Vector Capital Partners V, L.P.
Its:	General Partner

By	Vector Capital V, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	August 11, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 2, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the New York Times on August 2, 2017.*

(a)(5)(A)	Joint Press Release issued by the Company and Parent on August 2, 2017.*

(a)(5)(B)	Press Release issued by the Company on July 18, 2017 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Rocket Fuel filed with the Securities and Exchange Commission on July 18, 2017).*

(a)(5)(C)	Press Release issued by Purchaser and Parent on July 18, 2017 (incorporated by reference to Exhibit 99.1 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein).*

(a)(5)(D)	Blog Post by Parent (incorporated by reference to Exhibit 99.2 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein).*

(a)(5)(E)	Presentation Slides for All-Hands Meeting dated July 18, 2017 (incorporated by reference to Exhibit 99.3 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

(a)(5)(F)	Frequently Asked Questions dated July 18, 2017 (incorporated by reference to Exhibit 99.4 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

(a)(5)(G)	Talking Points for Conversations with Clients dated July 18, 2017 (incorporated by reference to Exhibit 99.5 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

(a)(5)(H)	Email to Employees of Parent (incorporated by reference to Exhibit 99.6 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

Exhibit No.	Description

(a)(5)(I)	Email to Customers and Partners of Parent (incorporated by reference to Exhibit 99.7 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

(a)(5)(J)	Post All-Hands Meeting Email to Employees of Parent (incorporated by reference to Exhibit 99.8 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

(a)(5)(K)	Class Action Complaint dated August 4, 2017 (Stephen Bushansky and Mendel Zaks v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04454).

(a)(5)(L)	Class Action Complaint dated August 7, 2017 (Adryan Haines v. Rocket Fuel Inc., et al., Case No. 5:17-cv-04473).

(a)(5)(M)	Class Action Complaint dated August 7, 2017 (Louis Scarantino v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04489).

(a)(5)(N)	Class Action Complaint dated August 8, 2017 (Damin Wen v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04509).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 17, 2017, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 18, 2017).*

(d)(2)	Confidentiality Agreement, dated March 22, 2017, between the Company and Vector Capital Management, L.P.*

(d)(3)	Exclusivity Agreement, dated as of June 6, 2017, between Rocket Fuel Inc. and Sizmek Inc.*

(d)(4)	Exclusivity Extension Agreement, dated as of July 7, 2017 between Rocket Fuel Inc. and Sizmek Inc.*

(d)(5)	Second Exclusivity Extension Agreement, dated as of July 16, 2017 between Rocket Fuel Inc. and Sizmek Inc.*

(d)(6)	Equity Commitment Letter, dated as of July 17, 2017, from VC IV to Parent.*

(d)(7)	Tender and Support Agreement, dated as of July 17, 2017, by and among Parent, Purchaser and MDV IX, L.P. and Martha M. Conway & Richard A Frankel TR UA 03/13/09 Conway Frankel Family Trust.*

(g)	None.

(h)	None.

*	Previously filed.